Livestream Transcript
Music of the 60s with Composer, Aaron Fullan: Sep 21, 2022

Thanks, everybody.
I am so happy to be here.
We have another live stream for you tonight, and
we want to say thank you to everyone who
has joined in, who has supported us.
We have reached a new milestone.
We have over $1 million in
interest expressed to invest in Pharma.
We're at $1,017,000.
That is incredible.
That's our first big milestone.
We really appreciate you guys, and thank
you to everyone who has shared.
It's going to be a fun live stream tonight.
We have a couple of announcements for you.
We have a really special guest.
His name is Aaron Fullon.
You may know him as an actor, as
a comedian of sorts, as an influencer, and
he is going to be a wonderful guest.
We're also going to be talking about music from
the 60s, so we'll have some little fun there.
And I'd love for Dory and Shelby to chime
in and just say hello from wherever you are
and catch us up on how your week's done.
Hi, Dory.
Yes, I am in Scottsdale, Arizona,
where it is still hot.
I know that, Shelby, you said it's getting
cold there in Nebraska, but over here, we're
still feeling like it's the middle of summer,
so hopefully it'll cool down soon.
But, yeah, super excited about the show today
and excited to be here with you guys.
I am located in Nebraska, and I'm so excited to
have Aaron on the call because he's from Iowa.
So it's like, hello, Midwest represents
So I'm super excited for it. Yeah.
One thing that people ask us all the time is,
how do you work outside of being in Hollywood?
I think everyone just assumes that you're in Hollywood.
You have to be in La. To make it.
And that's another great thing
about Aaron talking tonight.
People ask Shelby and I all the time, why
do we call our company Simple Jane Films?

And the reason is because we feel like we're
simple, plain Janes from the middle of nowhere.
I grew up in rural North Carolina, shelby's
from Nebraska, and somehow we have started making
a name for ourselves in this industry.
And we want to remember every time
we sign something, we're just Simple James.
We're nobody from nowhere, and we're
just trying to make our way.
So anyway, okay, we're going to go ahead
and invite Aaron on in just a second.
Dori, Shelby, I'll have you back in just a little bit.
So for those of you who don't know
who Aaron is, he's an actor, composer, social
media influencer, and he is from Clinton, Iowa.
Despite his distance from the heart of Hollywood, he
is breaking through and making a name for himself.
He has over 260,000 followers.
That's a lot of you.
And he has some really funny, self produced
videos that have garnered millions of views from
loyal fans all over the world.
And most important, and above all, aaron
seeks to honor Jesus Christ with his
gifts and talents that he's been given.
I love his heart.
So let's watch a little reel that some of you may
have seen on his page, and then we'll have him on.
Let's play that reel.
Oh, okay.
What do we have here?
What do we that can be true.
That cannot be true.
Know who you voted for?
Mr that check false.
These are tricky mavericks.
How do we handle the ones again where it was
true last year, but it's not true this year?
But the people who said it wasn't true last
year are now, like I told you, misinformation.
That's what I thought.
I thought we still labeled those that way.
The only way to fight misinformation is intimidation.
Yet I love that one.
This person used science to back their claim.
I got to get my manual out.
How to disprove science with science.
Where did I put those extremism warning labels?
This guy makes a pretty good case.
Too bad he's in the wrong party.

Misinformation saving the world sure doesn't get old.
Man, that one has me crying.
I mean, everyone's seen the fact checkers, right?
Okay, Aaron, let's invite you on and start
checking out what you're doing right now.
Hi, everybody.
Great to be here.
Thanks for joining us from Iowa. From Iowa. Yes.
I'm here in my studio, which you can see behind me.
Love it.
This is my space.
This is my second home, and I think
I have a fly in the room.
So if you see a black thing, it's the fly.
Okay.
So, Aaron, you have a really wonderful studio.
By the way.
I'm very impressed by the way it looks.
Soon I will be moving, and I will try
to one up you, because right now, I just
have this beautiful wall, and it's super interesting.
I'm going to up my game, though.
Now that I've seen yours, Aaron, we just want to
jump in and get to know you a little bit for
because you've been attached to compose on Pharma, and
people who don't know what a composer does, they're really
the one who puts that score behind the movie.
The music is really driving the scene.
Sometimes it sets the mood.
It can help push a scene along.
And it's a really interesting field in the industry
that I didn't really know that much about until
I started producing and working directly with you.
So I'm curious.
Has music always been a passion of yours, and
how did it lead into working in film television?
Yeah.
So similar to your story.
And Shelby's, being from small town America
with big dreams is always an interesting
it always leads to an interesting journey.
So, for me, I was that nerd who, while all my
peers were collecting, every time they had enough money, they'd go
out and buy the newest Britney Spears album or In Sync
or Backstreet Boys or those kind of things.
I was saving up and buying the special edition star
Wars, Return of the Jedi soundtrack, those kind of things.
So I knew very early on, I'm a little different as
far as what I'm interested in, what I want to do.
But I took piano lessons, started when I
was in second grade, took them through college
and graduated with a music ministry major, but
loved composing, loved film scoring. John Williams.
If you haven't heard that name, think
Star Wars, Indiana Jones, Harry Potter, Jaws.
Tons of incredible film scores.
He was like, yeah, I want to mention something.
Just because you're talking about those
movies, I want to mention something.
I have seen somewhere that in a film class,
they had played Star Wars without the score, and
people suddenly realized, oh, my gosh, this makes all
the difference in the world, this music.
Same thing with jaws.
I think for me, as a kid, one thing that we did
when I was young is we would turn out all the lights
and we would play hide and seek with the Jaws theme, the
theme song and the soundtrack playing in the background.
And it just really made it so much fun,
because the music, it just sets the tone, and
most people don't realize when you're watching movies how
much of a difference it makes.
So if you're watching right now, I'd love
for you guys to drop in the comments
and tell us what your favorite score, your
soundtrack is in the movies that you've seen.
I'd love to know some of that.
Okay, Aaron, back to you.
You're talking about this composer and the work
he's done and how it inspired you. Yes.
So, John Williams, when I was 18 years old,
this was a super special gift that my dad
gave me when I graduated from high school.
He paid for very good seats to the
Chicago Symphony Hall to see John Williams live.
And we were, like, in row ten,
in the middle of the row.
And I remember hearing the first song as
an 18 year old and literally tearing up
and thinking, I cannot believe I'm here.
And also determining in my mind at that
moment, this is what I'm going to do.
I don't know how I'm going to do it or when I'm going
to do it, but this is exactly what I need to be doing.
And that set me on a journey, what, 15 years
in the making of making that dream become real?
We're all doing the math.
We're doing the math over here to figure out how.
I'm 32, everyone.
Okay, do the math.
The mystery.
So it's been a long journey trying to network.
Ashley, I'm sure you can relate to this.
Networking with people on the West Coast is not

always the easiest thing to do from middle America.
But connected with a music supervisor, the music
supervisor, actually, for The Chronicles of Narnia Films.
He worked for a company called Walden Media.
They partnered with Disney all the time, and I
sent him a cold LinkedIn message and basically was
like, Listen, his name is Lindsay Fellows.
Shout out Lindsay Fellows.
I said, I don't want to waste my time.
If you think I have talent, tell me you've heard
A list composers and if I'm terrible, tell me.
If I'm not wasting my time, please do tell me.
So he responded right away. I was shocked.
He said, Aaron, I think you do have talent.
I love working with young composers.
Let's stay in touch. And boom.
Ever since then, he's been in touch with me.
He's referred me for work.
I've been out to La to meet with him and
other composers that he's arranged meetings with on my behalf.
And he's also offered to represent me
for any business dealings as an agent.
So he's been an invaluable resource.
And anyway, long story short, it's networking.
It is building relationships and as
well as just improving your craft.
And so I've been practicing and
meeting a lot of people.
Yeah, I totally agree with you.
That's a great story, just going for it.
Sometimes I think people ask, how
do you become an actor?
Or how do you get into the movie industry?
How do you become a composer?
And a lot of times the answer is just go for it.
You got to start somewhere and reach out to people
that you admire or at least follow them on social
media and maybe figure out how they did it.
In that case, sending a LinkedIn message, that's pretty
bold to someone that up in the industry.
And to get that feedback is incredible.
But sometimes you have to go for it.
And I think if God puts that desire in your
heart, that we're wise to seek his wisdom and go
for it and make sure that we're doing it in
a way that honors him for sure.
And I think you've done that.
So kudos to you for breaking out like that.
By the way, I just want to mention to everyone
while we're here talking to Aaron Fullon, he's a composer.
He worked with us on the Pharma Proof of Concept
and will be joining us for the feature film.
We're going to have some
more great conversation with him.
I just want to let everyone know that if
we get ten people during this live stream by
the way, Aaron, if we get ten people during
this live stream to express interest in Pharma by
going to angel.com Pharma, there might be an embarrassing
music clip of me singing that will get revealed.
And Aaron, I'll let you guys later what that song
is what my go to song is when I perform.
Anyway, so ten people to
express interest, angel.com Pharma.
We will show that video.
Also, take a second right now, text
your friends, tell them you're listening to
a great conversation with Aaron Fullon.
Tag them in the comments, say, Come watch,
we're going to have a fun time.
We're also going to do a trivia show
later, and you don't want to miss it.
Okay, aaron, another question for you.
Living and working in a small town, how do
you feel like your neighbors and your friends around
you kind of handle what you do?
Do you get weird questions?
Are they kind of like, oh, yeah,
right, you don't really do that?
Do you have a lot of support?
What's that been like?
Yeah, well, it's a mixed bag, that's for sure.
You do get a lot of most people
are just incredulous, like, you do what?
From where?
And how on earth do you do that?
And then I think some people, which is those are my
favorite they're the incredulous where I just get this vision that
kind of in the back of their mind thinking, he has
to be doing something underground to be supplementing his income to
provide for his because I'm married with four children, so I
think a lot of people just really are curious and don't
quite know how to peg me.
But then also, you would be surprised how many
people are cheerleaders, like, in the community and in
my circle of friends, I have so many people
who are cheering me on and rooting for me.
And that kind of support is absolutely essential.
You need to surround yourself, and this is
for anybody who's looking to dive into an
industry that they want to be part of.
You need to find your crew.
You need to find a supportive group of people who are going
to because it's going to be full of ups and downs.

I tell you what, day by day, you have
peaks, you have valleys, extreme highs and lows.
And if you don't have that support, I
think there's been so many talented people who
have probably you've never heard of because they
just didn't have that kind of support system
in place to help them get through burnout.
I think you said there are so many highs
and lows and it's an industry of rejection.
I think that for every 100 no's, maybe you'll hear one.
Yes.
And you have to know that if you want to do this,
you have to be strong in your conviction to do it.
Another piece of advice I give to anyone in
this industry that asks how to get started, I
think first and foremost, know who you are.
And I don't mean as an actor,
as a composer, as a producer.
Know who you are.
And I tell people, know who you are
in Christ because that's never going to change.
Your work is going to change.
It's going to fluctuate throughout the years.
But to really sustain yourself in this industry and
not lose hope, you just have to know that
you know that you know who you are.
So I commend you on that as
well and really committing to that.
It looks like we michael just expressed interest.
He has said $300 he is willing to invest in Pharma. So.
Thank you, Michael.
If anyone else wants to jump
in, Michael's our first one.
We're hoping to get to ten people during this live
stream so that we can release a never before seen
video of yours truly singing my hit song.
And you can go to angel.com pharma angel.
Comfarma to express interest.
We have one out of ten so far.
We're making our way to it.
Okay, aaron, aside from composing,
you're also a talented actor.
I'd love to talk about some
of the roles that you've had.
You're also a very funny influencer.
I was crying, laughing at that reel
that we played at the beginning.
So if you're watching and you missed Aaron's reel
about fact checkers, go back and watch it.
That had me cracking up.
So, okay, tell me more about acting.
Aside from the musical inspiration, why did you

want to get into acting and then how
did that lead into influencing and making reels?
Yeah, so it actually was the other way around.
Influencing led to acting for me.
I did acting in high school, but again, it wasn't
one of those things that I thought was going to
pan out in any way as a career.
So thankful that it has, because I did love it
and I had some encouragement from my drama teacher and
some people in this area that were involved in the
arts who really said, aaron, you should go for it.
I think you have the talent.
And I did consider, at 18 years old, after
graduating, moving out to the West Coast and doing
the whole audition by day, work at night.
And my parents I'm so thankful for my
parents just advised that I put on the
brakes and think that through a bit more. So I did.
Anyway, so music took off first and I was
like, then I got married, started a family, and
I'm like, I don't foresee the acting thing happening.
Well, I started just on social
media because of my music.
I wanted to promote my music on social media.
Then I started making videos.
People were like, this kid's kind of funny.
So that kind of gained momentum and
I grew my page that way.
And then I was looking around for a music agent, and
one of the agents I had reached out to, I knew
she didn't represent composers, but I was like, you know what
Maybe she's ready to branch out. Who knows?
She said, no, don't recommend, or I don't,
but feel free to keep in touch.
Then a few months later, this
was in the summer of 2020.
Remember that summer?
That horrible. Rest of the summer? Yeah.
So such an unlikely time.
But she reached out to me, the agent,
and said, I've been watching your videos and
I think you have some acting potential.
Would you want to audition to be on my roster?
I'm like, yes, I would, please and thank you.
So I did, and she said, yes, I'll
sign you if you want to do this.
And I signed literally.
Probably the next week I had
my first audition for a Samaritan's
purse operation christmas Child national spot.
And I landed it.
So it was such a big confidence booster

to be like, my first audition with my
first role, and the whole experience was amazing. Yeah.
Went out to North Carolina, to their
headquarters in Boone, and it was amazing.
And that was my first taste.
And I'm like yes, please.
I want to do more of this.
What a cool experience to be able
to do that for your commercial.
I've been out there and visited Franklin Graham, and
it was really cool to be able to see
their headquarters, and it's such a great cause.
So what an awesome first opportunity.
Good for you.
My first role a lot of people don't know
was in a movie that Gary Wheeler directed.
I don't know if you know Gary.
You guys can look it up.
I thought you might. Okay.
So Gary directed this movie called The Perfect Summer,
and it's a surfing movie, and I auditioned for
a role that I was way too old for.
I'll be real with you.
And he liked me, and his wife is from the
same hometown as me, and I ended up booking a
role, one of my very first speaking roles.
I was so excited, and I got the
script, didn't really know what it was.
And my role name was Surfer.
I didn't even have a name.
I was just surfer.
And so I'm looking through the
script, and I'm so excited.
I'm like, oh, my gosh, look at my first
role, and I can't find my role anywhere.
And finally I get to Surfer.
And then I realized I only had one
line, and my one line was, she's inside.
That was so convincing.
I was obviously going to be a star.
I love it.
Humble beginnings, though.
I mean, you got to start somewhere.
I think it's really cool, though, that your agent noticed
that you were doing some fun things on social media.
People ask a lot about social media, and I think
that when you use it in the right way, it
really can be beneficial to the aspirations that you have.
So that's also really cool.
I'm curious how you get your ideas.
Where do you get these ideas for these funny videos?
That is a great question.

Most of it is literally just
observing life and a huge part.
I just got asked today, actually, to
present Toastmasters Berkeley out in California.
What is toastmasters.
I'm not familiar. Okay.
Toastmasters is like they help people
improve their public speaking skills, basically.
Okay, because when you said that, I
thought Toasters no, little different, similar.
But they just asked me to present to their
particular club and present on infusing humor into their
public speaking because they struggle with that.
And so my advice always is when people ask me,
how do you naturally bring humor into your world?
Or your videos is just observe life.
There is so much humor in life that is
just hiding under the surface that people don't necessarily
think of a situation as funny until you really
peel it back and be like, you know what?
That is funny.
So I encourage people who want to be funnier, look at
life, observe life, and find the humor in it, and you'll
be surprised how many ideas you can come up with.
I think you'll also be happier, I think when we
can laugh at ourselves or just laugh at life in
general, it can bring you a lot of happiness and
joy and not take yourself so seriously.
Do you think maybe there's stand
up comedy in your future?
Are we going to see an Erin?
That is a great question.
Ashley and I have done one stand up comedy event at my
alma mater, and it was so much fun, and I loved it.
And I recently was encouraged to do a comedy club in
Des Moines, which is the nearest big city to us.
So just recently, I'm thinking about getting my
feet wet in that realm because there's nothing
like performing in front of a live audience.
But it's new to me, and it's a brutal world.
It is a brutal industry.
Comedy is hard.
Stand up comedy specifically.
Well, it's so subjective.
Not everybody thinks the same thing as funny.
So you just kind of have to find your audience.
I think you already have one, and I'd love to see
you over at Dry Bar, because angel has dry bar comedy.
So maybe I could put in a good word
for you, Jordan, if you're watching this, by the
way, we might have our next stand up comedian.
I think that would be really awesome. Aaron.

It's on my bucket list to take a stand up class.
Not nearly as funny as you, but I try.
Yeah, I have some really awful jokes that
are just I think I have anti humor,
like the jokes that are funny because they're
not funny, and so people just laugh courtesy.
That's nice. Check.
I'll open for you, and then everyone
will laugh hysterically at your joke. Perfect.
That'll be very helpful.
Thank you, Ashley.
Okay, before we get into the Torch, specifically
for Pharma and your work on Pharma, I
want to throw this out there.
Kim has expressed interest.
She has committed to $150 to invest in
Pharma as well as Deborah for $300.
Thank you guys so much.
That is amazing.
I think we've gotten three people now.
That's three people out of ten.
If we get ten people, we're going to
release that embarrassing video of me singing.
It's quite impressive.
I'm a little nervous. I'm, like, sweating.
If we get that many people that we have to show it.
Okay.
So, yeah, tell your friends,
everyone to express interest@angel.com.
Pharma we really appreciate your help.
We appreciate you sharing.
We would also love if you
tag your friends in the comments.
That's a good way to get them on here.
All right, Aaron, let's take a
look at the Pharma Torch specifically.
A lot of people watching have already seen it.
It's our proof of concept for
the film, the feature links film.
Obviously, we dive way more into these characters
when we're going to be filming the feature.
But I want to talk a little bit about the music
in this proof of conceptorch, and I think you have some
timestamped moments in the Torch that we want to talk about
So I'm going to let you take over and
let's just lead with whatever clip it is you
want, and then we'll talk about it.
Yeah, I bet the easiest way probably is to play the
clip, if that's ready, and then I can talk about it.
The first one.
Let's go ahead and play that first clip.
Not a problem.
Okay, Aaron, first, I just want to say that
I saw that for the first time when you
sent it, and I thought it was beautiful.
I mean, we gave you very
limited information about this specificity.
Is that the word? Is that how you say it? That is right.
We'll see.
Anyway, somebody correct me.
The grammar, please, are in the comments somewhere.
Nevertheless, we didn't really give you a
ton of details about what we wanted.
We gave you some free reign there
and what you came back with.
We just gave you words and we were like, we
want to build I am struggling over here today.
You ever have brain fog on Sundays?
And you're just like, I can't
say words, they'll come out.
We wanted to build suspense, and you did
a great job of that, but also maintaining
the tone of what we were going for.
So tell me, what was your inspiration?
How do you kind of work through this when
you're just looking at something that has no music?
How do you figure that out in the
way that you want it to come forward?
Yeah, well, for people who are not familiar with
the entire process, so typically, which the Pharma team
did was have just some basic idea for tone.
So they put in what they call temp music.
And temp music can be very hard for
a composer and very helpful for a composer.
It can be very hard in the sense
that depending on who the director is, they
can get very attached to the temp music.
And so temp, meaning temporary,
it's not supposed to stay.
And when that happens, you end up as a composer sometimes
composing almost exactly the same thing as the temp music, which
as a creative, it can be very draining to just be
like, oh, so you want me to just copy this? Exactly.
But a lot of times, it's used purely as
an emotional and mood guidepost it's basically like, this
is kind of what we're going for, but we
trust you to do what you want with it.
So this particular scene had a temp track in there, and
I feel like the key elements of this entire scene.
So basically, she's looking through I
forget what they call those machines.
Ashley, what do they call those machines?
Oh, sorry.
Are you there?

It was Microfich, or microfilm is what it's called.
And that's a whole other story about how we
got that machine we'll have to talk about someday. Okay.
Yeah, that's what she's looking through. Thank you.
So she's going through that.
It's basically an investigative scene.
So I wanted to have the drama of
this girl is discovering some really horrendous things
about the creators of this drug and the
people who are pushing Thalidomide to be approved.
So basically, I guess, an inspiration, composer wise.
James Newton Howard, if you haven't heard
of him, he's an incredible composer.
He's one of my, I would say, top five film composers.
And the tone of the piece kind of reminds
me of the type of music he writes.
And basically all I wanted to convey was
what are some movies that he's worked on?
Okay, so like King Kong the 6th sense and sign.
He works a lot with M. Night.
I forget how to say his name.
Shyamalan.
He's done some of the Harry
Potter the newer Harry Potter films.
It's a little bit whimsical, honestly.
Yes, exactly.
And it's melodic.
It was still very melodic.
I think sometimes when you have a scene like
that, the temptation is sometimes just to be very
subtle to the point, to a fault, I guess
you could say, where there's potential here, especially when
music is taking the lead here.
There's no dialogue.
It's purely visuals.
You don't have to hold back as much.
It's a composer's dream to have
a scene where there's no distractions.
You, as a composer, get to shine.
So that scene was very fun for me to score.
And the gradual build.
I feel like it's probably a lot of pressure, too,
though, because there's nothing I mean, you're really driving
the
scene with music, and I think you did a great
job of kind of toeing that line where it could
have been overly dramatic and then that wouldn't have
worked
or it could have been too subtle.
And I think that you really found
the middle ground where it was beautiful.
It matched the tone, and you did a great job.
So kudos to you on that one.
In particular, by the way, before we go into the next
clip, which is one of my favorite stories, I want to
remind everyone, angel.com Pharma is where you can go to
express
interest in making sure this movie gets made.
It has been an uphill battle from the very beginning.
Wow.
I literally just said that.
And someone, an anonymous person, just expressed
interest with $500 for an investment.
That brings us up to a total of is
it four people that we have so far now?
Okay, four people out of ten.
Once we get to ten people who have expressed
interest, you guys get to see a funny video.
But like I was saying, Aaron, so by the time we're
hopefully filming this early next year, given everyone rallies
around us,
it will have been three years that I have been working
on this project to bring it to life.
Our screenwriters started working on it in 2016.
Most people don't realize how difficult
it is to make movies happen.
And this one in particular goes up
against the FDA and Big Pharma.
I mean, we're telling a true story, but
it's still a really difficult story to tell.
And we need people to get on board and show
us that they want this movie to be made.
So if you haven't yet,
please consider expressing interest@angel.com.
Pharma, four people out of ten have
expressed interest during this live stream. Thank you.
Keep it up, please. Tag people.
And we'd love to see more people express interest.
Okay, Aaron, we have one more clip from The Torch.
People are going to love this story, I think.
So let's play the clip and then talk about it.
New War, you okay, that is what,
like 10 seconds of music, right? If even that.
I'm not even sure it was 10 seconds.
And that little tiny bit of music gave us
the biggest, I guess, most complicated headache to try
and work through because of the Temp music.
You were talking about how Temp music
can either help or hurt a composer.
And we had this like, bow chicka wow music to begin with
that we did really like, and we couldn't figure out how to
get it right for the tone and for the 60s.
Because a lot of people don't realize also
that the they did have very subtle differences.
I mean, even in the early sixty s to the late
60s, there was a big difference in that time period.
And we had to make sure we were
nailing the early sixty s or at least

being ambiguous enough that it would work.
And so you and I went back and forth a lot.
Let's look at some of those text messages, those exchanges
that we had while we were working through this.
I have some shots of those text messages.
Yeah.
Music file is on the way.
Thank you.
By the way, you guys, while we're looking at
this, we gave Aaron, I think it was like
three days to turn around this music.
Was it three days, even, something like that?
I don't even know if it was a full
three days, but it was close to that. Yeah.
So this is a very quick turnaround, just so you know.
So we've got some great little gift action there
from the office that was totally the move. Okay.
But we said okay, we love it.
Phenomenal job, but if you look at the bottom, the
only thing we need to really change is the ending.
Let's go to that.
Next screenshot.
We're wrapping up sound mix in 20 minutes.
Don't know how close you are, but
yeah, we're going to need that fast. Oh, wow.
Didn't know you were wrapping it up so soon.
Okay, I'll send it.
So then we're in the studio trying
to make this happen so fast.
Aaron is sending me stuff.
He's like having to record it and send it back to me.
He sends me a couple of samples.
This will help me narrow it down.
Go to the next screenshot.
We're still talking about it.
This is like back and forth,
back and forth, back and forth.
I say, no, I want it to
be almost identical to the 10th. Okay.
And then he says, I think we're getting closer.
I say, I feel like we're getting farther away.
This is how it's going.
But Aaron, being the optimist that
he is, says, fear not.
Fear not.
I was definitely fearing.
I was like, we're never going to get this ending.
I have to get this done.
Our deadline is looming.
Try calling him.
We're talking about drums.
I didn't even know, like, you could worry

so much about drums or bass or whatever.
Next screenshot.
We're getting to a point where
I'm hoping it's going to work.
What is it?
I said, let's pull down the horns.
I'm going to ask the
other producers for their feedback.
And you say you like bombastic brass, which is
something I didn't even know what that was.
All I knew was that the horns
sounded like this gift in my mind. Yeah. Okay.
We're getting closer. We're getting closer.
Next screenshot.
We're getting closer.
Another version.
He sends it without piano.
We've got piano.
How dare you?
Did you lower the horns?
We're really concerned about these horns. Almost there.
Next screenshot.
Okay, we have talked a lot at this point. Okay.
Finally, we get to a point at the bottom
of this where I say, if you want to
just throw something completely new and your own and
just scratch everything else, let's do that.
Let's do that. Okay.
In the meantime, I want to show something else because
in the meantime, I think I had to go to
sleep at some point, and I am stressing out about
getting this music right because we still don't have it
nailed down and it's so important.
And I go to bed.
Oh, there's this, too.
This is my face.
That gift is me freaking out.
This is how our conversation is going.
So have you go to sleep at some point.
So let's play this real and let me explain. Okay.
Let's play this real.
That was my life's.
Okay, so the reason that is so funny, first of
all, that's Jesse James Decker, it's not my real.
But the reason that is so funny to me is because
we have been going back and forth about this ending music
so much that when my alarm went off in the morning,
I thought that my alarm was the music that you sent
me for the real or for the Torch.
I was freaking out.
I was like, in my dream.
I was like, oh, my gosh, no,

this sounds like an iPhone alarm.
And I was dreaming that the alarm was the
music you were trying to put into our torch.
Yeah, we were steering.
There's severe trauma here.
Yeah.
If you guys can imagine watching a movie and
then just hearing an alarm as the sound.
And so we can go on to the next screenshot.
I think we finally, at this
point, had gotten the answer.
Your internet had gone out, but we
were starting to narrow it down.
You're losing your mind, we're losing the horns.
All of these things are happening.
And anyway, we finally landed on the
ending, which let's play that clip. It's so short.
Let's play the ending of the torch one more
time so everybody can see what we're talking about.
New War takeaway is that music matters a lot, first of
all, but second of all, you really did a great job
of creating this kind of mischief, but staying true to
everything
that we had already done in the torch.
And so after all of that, after all of
that, the Internet outage, the horns, the piano, the
three day turnaround, you pulled it off. So.
Thank you, Erin.
I would love to hear what your take was on it.
We can slide those screenshots out of the way.
Seriously, though, Aaron, how was
that experience for you?
How did you finally make a decision?
Were you relieved when I said, just do
whatever you want to do, or were you
like, I'm going to kill this woman?
No, that was not entering my mind.
You touched on this.
But what was so funny is that was on the
first run through of the entire thing, musically, that was
the queue that I probably was the least worried about.
It was the shortest.
It didn't take me very long, I'll just put it that way.
The rest of them, very full orchestra.
Anyway, I focused way more on those other ones.
So when you said you loved it all except this one
little piece, I'm like, oh, well, this will be easy.
We'll just fix that little teeny
section and we'll be good.
And then it was as if we were writing
a screenplay of this whole situation, because everything that
could have gone wrong absolutely did go wrong.
And you were the middle person between
me and the post production facility.
And so you were getting my feedback and
their feedback, and you had your own feedback.
And even at the post production facility,
there were multiple people with feedback.
And because it was so immediate, literally, it
was real time, I would send an email.
I love that you said you were
the least worried about this clip, though.
The least worried about this clip is
the one that almost drove us insane. Yes.
And it was that whole discussion of,
okay, is it too seventy s?
Is it too funky?
Because we don't want it to sound seventy s?
The seventy s weren't there yet.
But also, is that drumbeat sixty s is
the sound of that sneer drum 60?
It was just go.
And then eventually yeah, you
start to overthink and overanalyze.
And so I actually was thrilled when
you said, go with your gut.
Try a version.
Go with your gut.
And so my mind, when I think of 60s
music, especially in film, I thought of, like, The
Incredibles, for example, if you listen to that and
then listen to The Incredibles soundtrack, there's some
definite
overlap as far as very simple, like vibraphone and
just very light instrumentation, but goes a long way.
So that's what I felt and went with my gut.
And you guys just had slight
adjustments to make from there. Yeah.
Voila.
It was that easy.
Of course.
Okay, well, thanks for sharing that.
Everyone who's watching, please make sure you tag your
friends
in the comments because we're about to play a fun
little game, and our producers are going to join.
Aaron is going to test us on our 60s music knowledge.
And I would love for people to play along
with us, because what's going to happen here is
the first person who can guess right.
Aaron's going to play us a short clip of the
song, and the first person who can guess right on
every platform is going to get an invite to our
private, exclusive Facebook page for our VIPs.
We are building up that page.
You will be with some of
the first people that gain access.

You'll get behind the scenes footage.
If we don't reach our goal, which I hope
we do tonight, and we get ten people to
express interest, we're going to release that wonderful clip
of me singing for you all.
So ten people, I think we have
four out of the ten express interest@angel.com.
Pharma.
Ten people will get access for everyone
to that clip of me singing.
So if you want to see me sing, go express
interest and tell your friends to express interest and
embarrassing.
Okay, so the way this game is going to work, we're
going to bring our producers back on, and Aaron is going
to play a couple of some music from the dory and
Shelby are going to go head to head while I win.
And the first person to get it right on
each platform is going to win that exclusive access.
I was getting a note in my ear here.
What was the note someone was just giving me?
Oh, we have a little twist for the game.
I didn't realize this.
Also, thank you to the anonymous person who just
came in and expressed interest to invest $150.
We're halfway there.
All right, so I just heard a little twist to the game.
Aaron is going to make this more fun,
and he's going to hum the song. Correct.
Okay, that'll make it a little bit more interesting.
If you're playing along, aaron is going to hum
a song, be the first person to guess it
on Facebook or YouTube or wherever you're watching, and
the first person who guesses each one is going
to be invited to our exclusive VIP group.
I'm going to bring Shelby and Dory back on,
and we're going to get this game started.
Hey, ladies, are you ready to lose it's on?
For those of you who don't know, I'm
super competitive, so let's see what happens. No?
All right. I'm ready.
Aaron, whenever you're ready.
Okay, just to confirm, should I hum or should
I do, like, whatever you feel more comfortable.
Yeah.
All right, composer. All right.
Maybe I will try humming and see how it
goes, and if it fails epically, then we'll do.
Okay, ready?
Falling in love with you no.
Try do. Yes.
I'll do the famous this should
give it away for you guys. Do it. Do it.
How do I do it without do?
Dory, if you know it, sing it.
I don't know it.
Is this the same one that you hummed, right?
Yeah, same one.
Different part of the song.
Okay.
I don't remember the name.
Oh, yeah, that song.
You're right on. That's it. That's it.
I'm Jane Melody.
Let's go.
Wow. Okay. Dory. Well, fine.
You sang, so fine.
All right, go to the next all right.
Different genre here.
Different mood.
It say it.
We'll say it.
Yes.
What?
Got it.
Oh, my goodness.
I didn't know that was dori probably
has her Alexa and it's like Shazam.
Oh, my wow. Great song. Wow. It is.
The next one is one of my personal favorites.
It is a theme of mine, and I'll explain the
story sometime after more people choose to express
interest.
So ready for this? Yes.
This one's going to be tricky because
there's a lot of repeated notes.
Somebody tell me in the chat.
I'm going to dory.
Go for it.
It's my way, isn't it?
By Frank Sinatra.
I did it my way.
Okay.
I'm just, like, really disappointed because when you
play the song, I'm like, oh, yeah, duh.
And I hear it then.
But when you're humming it, I
just think it's so hilarious.
A game of focus.
Yeah.
It's not quite the same when there's, like, no
instruments, no words, no nothing I'm salty about anyway.
Okay, so Dory is one, but we're going to keep playing
anyway so that the crowd can continue to enjoy this.
I don't if you don't want me to.
If you know it, you do it.

But I would like to get one right.
Don't dare.
Let them win.
All right, here we go.
Bonnie love.
There you go.
I feel like okay, so the reason, though, I'm
not gonna lie, the reason that I know that
song so well is because I have been learning
to play on guitar the last couple of weeks,
and it's one of my favorite guitar progress.
I haven't posted that one.
But also, I just watched the Elvis movie, and if
you love music in movies, I highly recommend it.
That guy who played Elvis is amazing.
Anyway, side note, we can move along.
Okay, last one.
I'll give you a hint.
Do you want a hint?
I'll give you a hint.
There's no lyrics.
There's no lyrics. Okay.
Pink Panther.
There you go.
Doria was coming for you.
What a great theme. Gosh. So good.
It's iconic.
It really is iconic.
That's so cool. Okay.
Interesting, right?
So good.
Okay, well, Aaron, thanks for being here.
Thanks for playing with us and planning all that out.
It was awesome.
Thank you to everyone who's been playing along.
Remember, if you were the first person to get
the answer right on every platform, then you are
going to be invited to the exclusive group.
We're building up that group where you're
going to get behind the scenes footage.
You're going to get to talk with us one on one.
You're going to get a lot of benefits that
you're not getting in just the general public.
So make sure you join and get those
special rewards for being part of our group.
Thank you, Aaron, for joining us.
I'm going to let you go and get back
to your night, and we look forward to working
with you more and more and more.
Thank you so much.
It was an honor to be here
and look forward to keeping in touch.
Awesome.
Okay, so we were just talking to Aaron Fullon,
who is a composer that we've been working with,
and he's also an actor and an influencer.
If you don't know who he is, make sure that
you look him up on social media and follow him.
Aaron Fullen, wonderful guy, has a heart for Jesus and
honoring the Lord with everything that he does, in addition
to just being a super talented person all around.
It was really fun to hang out with him tonight.
We have had five people express
interest in helping us make Pharma.
This movie has been an incredible
uphill battle to get made.
Dory wrote this back in 2016.
Come January, I will have been working on it
for three years, and it is just a really
tough story to get most studios on board with.
We found angel.
They got behind us, and they wanted to extend
the opportunity to you guys to help us make
it, and that's what it's going to take.
We really need the help of every single person
watching so that we can make this movie.
That is what it's going to take to
make this movie about the FDA Big Pharma.
And tell Francis Kelsey's story of how she
changed the face of global drug regulation.
Very timely story, very important.
If you want to help us make
this movie, go to angel.com Pharma.
So Shelby is going to share a little announcement
because we have something fun coming up on social
media in the next couple of weeks.
So, Shelby, can you share what this
first challenge is going to be? Yeah.
So what we're going to do is we are going to
have an audition challenge via social media, like having a
real.
So we are going to choose a scene and then
anyone who is interested can make a duet via real.
And then we will pick the best one.
And have you have the opportunity to possibly land a
spot in our movie who wants to compete with it?
Yes.
And you don't have to be an actor.
Maybe you've just always dreamed of being on a set.
And if you do a great job at this
social media challenge, you could win the opportunity to
be considered for a role in the movie.
It's super exciting.
So anyone who has aspirations of getting on a
movie set, we really encourage you to participate.

The details of this social media challenge
will go out in the coming week.
This is your first opportunity
to be auditioning for Pharma.
So if you're an actor, utilize this
opportunity to get seen by the producers.
And we will be sharing those
reels all over our platform.
So it's an opportunity to gain some exposure
for us to consider you for a role.
And again, you don't have to be an actor.
If you just want to be on
set with us, feel free to participate.
We will post a video that you will
then use to create this audition reel.
And we will be choosing the top ones to
share and picking a winner from that bunch. Okay.
And Next live Stream is going to be really
cool, too, and focused on acting and the script.
We are going to choose a
scene from our feature film script.
And we are going to host a live table
read where our audience will be able to hear
actors perform a scene from the script.
Dory is going to go into more about her
writing process, what the inspiration was, what it was
like to research the life of Francis Kelsey, and
how it all turned into a feature film script
that we will be bringing to the big screen.
So don't miss that next live stream.
Make sure that you're looking for our social media challenge
the coming week and we will see you next time.
We needed five more people to express
interest and we didn't quite get there.
So we are going to release that
video in our private VIP group.
So make sure that you it says, by the
way, congrats to Dwight and I can't read it. Let's see.
Dwight, Andrew Tyler.
Dwight David, Andrew Tyler for
guessing the songs right.
You'll be getting the invite to the group, where you
will get to see that wonderful video of me singing.
So remember, exclusive access for our VIPs.
There'll be certain contests and different ways
that you can join our ambassador program
and be invited to that group.
You want to be an ambassador?
Go to pharmabassador.com and you can find out everything
you need to know about joining our team and
winning the ultimate prize of joining us on set.
It'll be a really cool opportunity for one
lucky person who participates in this program.
Okay, that's it for me. Dory.
Shelby, anything to add before we sign off tonight? No.
That was so much fun.
I enjoyed being here.
Ashley, wow.
You had to go there.
I'm sorry.
I didn't know any of them.
Wow, you got me there, dory, you did.
I'm super competitive.
I am not going to be happy about that.
Yeah.
Thanks, everyone who joined in who played along.
We always love getting to meet with you
guys and see you on our live stream.
So we'll catch you next time.
In the meantime, make sure you're
following us on social media.
Farm of the movie, everywhere.
You're on social media.
And we'll see you next time.
Have a great night.
Bye.
I had a job at the FDA.
They didn't like the questions I was asking.
You heard that I fired Barbara Moulton.
Don't make me do the same to you.
The FDA is corrupt.
Trying to change the drug laws is a political landmine.
Bribery, off the books consulting fees.
National statistic.
Iceberg.
Merrill pharmaceuticals is working
with convicted Nazis.
They're approving unsafe drugs. It has to stop.
I need proof.
I want to start a new war.
You've just watched a short proof of
concept for pharma, a feature film that
chronicles the courageous true story of Dr.
Francis Kelsey, who risked her career and her
family as she waged war against big pharma.
She resisted intense opposition from inside the
FDA in order to expose the biggest
unmonitored drug trial in US. History.
If you want to help us tell this important,
inspiring, true story, visit angel.com pharma to express
Interest
Now, this is a David and goliath type story.
Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
resistance within her own government agency.

I can't imagine what it would be like to work within
the FDA and try to fight this corruption and then betrayal
by big pharma risk her career and her family.
JFK went on to award her
a presidential medal for her work.
In the 1960s, in the US.
Drug regulation was surprisingly loose.
Doctors were allowed to give out samples
of medication to patients without their knowledge
that it was an experimental drug.
I was shocked to learn that even pregnant
women were given experimental drugs without their consent.
Frankie learned that thalidomide, a drug sold
all over the world, second only to
aspirin, was linked to birth defects.
When she raised these concerns with
the FDA and Big Pharma.
She was threatened to be fired to be deported.
Frankie also discovered that Grunenthal Thalidomide's creators
employed more Nazi war criminals than any
other company in the world.
Working with the right distributor is crucial
for the success of any project.
You need someone who shares your creative vision, and
we have an award winning script and an incredible
true story that needs to be told.
We considered engaging with Hollywood, but we
really love what angel is doing.
Angel has a proven track record.
With the success of their hit series The Chosen.
It has generated hundreds of millions of
views and tens of millions of dollars.
With their unique model and this powerful true
story, we believe this movie can reach and
inspire people all over the world.
The stories of the 1960s and that
Pharma will tell are happening today.
When a company is allowed to meddle in the FDA
and regulation, you end up in a situation where profits
are prioritized over people, and that should never happen.
If you think so too, express your
interest in investing in this film.
Click the link below or go to angel.com.
Slash pharma to show your support for this project.
Now I'm fueled by a desire to make movies that matter.
I'm a fighter, so I understand Frankie's passion.
In 2019, I started in the movie Unplanned.
I knew taking on the role of Abby would
come with consequences, but I was prepared for it.
I think that doing that
movie really shifted my perspective.
I wanted to be a part of things that
had impact in a positive way on people.
We just want to shed a light on a hidden
story in American medical history, because we know that when
people don't know history, they're doomed to repeat it.
We need your help to bring
this amazing true story to life.
Click or visit angel.com Pharma to show your support.
We just need to gauge how many of you want to
be a part of bringing this story to the world.